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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            ------------------------

                          PRATT & LAMBERT UNITED, INC.
                           (Name of Subject Company)

                                  SWACQ, INC.
                          THE SHERWIN-WILLIAMS COMPANY
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  739732 10 5
                     (Cusip Number of Class of Securities)

                            ------------------------

                            LOUIS E. STELLATO, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          THE SHERWIN-WILLIAMS COMPANY
                           101 PROSPECT AVENUE, N.W.
                           CLEVELAND, OHIO 44115-1075
                                 (216) 566-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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                      INDEX TO EXHIBITS LOCATED AT PAGE 4
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on November 9, 1995 (the "Schedule 14D-1") by SWACQ, Inc. (the "Purchaser"), a New York corporation and a wholly-owned subsidiary of The Sherwin-Williams Company, an Ohio corporation ("Sherwin-Williams"), relating to the tender offer of the Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company, and the associated Common Stock Purchase Rights (the "Rights," and together with the Common Stock, the "Shares") at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1995 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

     (c) At 11:59 p.m. on Friday, November 24, 1995, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired. Accordingly, the condition to the Offer that any waiting periods under the HSR Act shall have expired or terminated has been satisfied. On November 27, 1995, Sherwin-Williams issued a press release announcing the expiration of the waiting period under the HSR Act, a copy of which has been filed as Exhibit (a)(9) to this Amendment No. 1 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(9)    Text of press release issued by Sherwin-Williams on November 27, 1995.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 1995

                                          SWACQ, INC.

                                          By: /s/ C.G. IVY
                                            C.G. Ivy
                                            Vice President

                                          THE SHERWIN-WILLIAMS COMPANY

                                          By: /s/ C.G. IVY
                                            C.G. Ivy
                                            Vice President -- Corporate Planning
                                              and Development

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

                                 EXHIBIT INDEX

    EXHIBIT NO.                                     DESCRIPTION
    -----------                                     -----------
       (a)(9)      Text of press release issued by Sherwin-Williams on November 27, 1995.

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